--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          URBAN SHOPPING CENTERS, INC.
                                (Name of Issuer)

                                 COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  917060 10 5
                                 (CUSIP Number)

                                 GERALD E. EGAN
                            CHIEF EXECUTIVE OFFICER
                           HEXALON REAL ESTATE, INC.
                     950 EAST PACES FERRY ROAD, SUITE 2275
                             ATLANTA, GEORGIA 30326
                                 (404) 266-1002
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                             STEVEN J. GAVIN, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

                               September 25, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(e), 13d-1(f) or 13d-1(g), check the following box / /.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Rodamco North America N.V.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(1)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 15,882,865
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 15,882,865
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     15,882,865
------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
12.                                                                                           / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.2%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(1) This Reporting Person (as defined below) may be deemed to beneficially own 15,882,865 shares of the Issuer's common stock, par value $.01 per share, by virtue of being a party to that certain Voting Agreement, dated as of September 25, 2000, by and among certain of the Reporting Persons and the Holders identified therein, as discussed more fully in Item 6 below. No funds were expended to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Rodamco North America B.V.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(2)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 15,882,865
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 15,882,865
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     15,882,865
------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
12.                                                                                           / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.2%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(2) This Reporting Person (as defined below) may be deemed to beneficially own 15,882,865 shares of the Issuer's common stock, par value $.01 per share, by virtue of its ability to control one of the parties to that certain Voting Agreement, dated as of September 25, 2000, by and among certain of the Reporting Persons and the Holders identified therein, as discussed more fully in Item 6 below. No funds were expended to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Hexalon Real Estate, Inc.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(3)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 15,882,865
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 15,882,865
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     15,882,865
------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
12.                                                                                           / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.2%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(3) This Reporting Person (as defined below) may be deemed to beneficially own 15,882,865 shares of the Issuer's common stock, par value $.01 per share, by virtue of being a party to that certain Voting Agreement, dated as of September 25, 2000, by and among the certain of the Reporting Persons and the Holders identified therein, as discussed more fully in Item 6 below. No funds were expended to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Head Acquisition, L.P.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(4)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 15,882,865
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 15,882,865
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     15,882,865
------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
12.                                                                                           / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.2%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- PN
------------------------------------------------------------------------------------------------------

------------------------

(4) This Reporting Person (as defined below) may be deemed to beneficially own 15,882,865 shares of the Issuer's common stock, par value $.01 per share, by virtue of being a party to that certain Voting Agreement, dated as of September 25, 2000, by and among certain of the Reporting Persons and the Holders identified therein, as discussed more fully in Item 6 below. No funds were expended to acquire beneficial ownership of such shares.

                                  SCHEDULE 13D

 CUSIP No.  917060 10 5

------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Head Acquisition Corp.
------------------------------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) / /
                                                                                              (b) /X/
------------------------------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO(1)
------------------------------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                          / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
------------------------------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------------------------------
                  NUMBER OF SHARES                      7.  SOLE VOTING POWER - 0
             BENEFICIALLY OWNED BY EACH
               REPORTING PERSON WITH:
                                             ---------------------------------------------------------
                                                        8.  SHARED VOTING POWER - 15,882,865
                                             ---------------------------------------------------------
                                                        9.  SOLE DISPOSITIVE POWER - 0
                                             ---------------------------------------------------------
                                                       10.  SHARED DISPOSITIVE POWER - 15,882,865
                                             ---------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     15,882,865
------------------------------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                                           / /
------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.2%
------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON -- CO
------------------------------------------------------------------------------------------------------

------------------------

(5) This Reporting Person (as defined below) may be deemed to beneficially own 15,882,865 shares of the Issuer's common stock, par value $.01 per share, by virtue of being a party to that certain Voting Agreement, dated as of September 25, 2000, by and among certain of the Reporting Persons and the Holders identified therein, as discussed more fully in Item 6 below. No funds were expended to acquire beneficial ownership of such shares.

ITEM 1.  SECURITY AND ISSUER.

    This Schedule 13D relates to common stock, par value $.01 per share ("Public Common Shares"), of Urban Shopping Centers, Inc., a Maryland corporation (the "Issuer"). All references in this Schedule 13D to the beneficial ownership of Public Common Shares in connection with any Reporting Person or any other person assumes the exercise, conversion or exchange, as applicable, of (i) all options held by any of the Holders (as defined below) exercisable for Public Common Shares or common units of limited partner interest (the "Common Units") in Urban Shopping Centers, L.P., an Illinois limited partnership (the "Urban OP"), which Common Units in turn are exchangeable for Public Common Shares on a one-for-one basis, (ii) all shares of unit voting common stock, par value $.01 per share ("Unit Voting Shares"), held by any of the Holders which are convertible into Public Common Shares on a one-for-one basis, (iii) all preferred units of limited partner interest (the "Preferred Units", and together with the Common Units, the "Units") held by any of the Holders in the Urban OP, which are convertible into Common Units on a one-for-one basis, which Common Units in turn are exchangeable for Common Shares on a one-for-one basis and (iv) the Common Share Option (as defined below) for the maximum Applicable Common Share Amount (as defined below), held or beneficially owned by such Reporting Person or other person for Public Common Shares. The principal executive offices of the Issuer are located at 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60601.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Schedule 13D is filed by each of (i) Rodamco North America N.V., a company organized under the laws of the Netherlands ("Rodamco NV"),
(ii) Rodamco North America B.V., a company organized under the laws of the Netherlands ("Rodamco BV"), (iii) Hexalon Real Estate, Inc., a Delaware corporation ("Hexalon"), (ii) Head Acquisition, L.P., a Delaware limited partnership and an indirect wholly-owned subsidiary of Rodamco NV ("Head Acquisition LP"), and Head Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Rodamco NV ("Head Acquisition Corp", collectively with Rodamco NV, Rodamco BV, Hexalon and Head Acquisition LP, the "Reporting Persons"). Rodamco NV is a property investment company operating in the U.S. and is one of the largest property companies quoted on the Amsterdam Stock Exchange. It owns three major categories of assets: the core portfolio, the private ventures and the public equities. The core portfolio consists of 16 super-regional shopping malls located across the U.S. and an office building in New York City. The private venture portfolio consists of investments in six private real estate companies and the public equities portfolio consists of shares in two public real estate companies. The principal business of each of Rodamco NV and Rodamco BV is to make direct and indirect investments in capital, including, but not limited to investing in real estate companies in the U.S. The principal business of Hexalon, which was created as a means for Dutch investors to invest in U.S. real estate, is primarily to make direct investments in shopping centers and office buildings and secondarily to make indirect investments in shares of real estate companies. Head Acquisition LP and Head Acquisition Corp have no business or operations other than in connection with the transactions contemplated by the Merger Agreement (as defined below). The business address of both Rodamco NV and Rodamco BV is Coolsingel 120, Postbus 973, NL-3000 AZ, Rotterdam. The business address of each of Hexalon, Head Acquisition LP and Head Acquisition Corp is c/o Hexalon Real Estate, Inc.,
975 East Paces Ferry Road, Suite 2275, Atlanta, Georgia 30326

    Rodamco NV owns all of the equity of Rodamco BV and therefore controls Rodamco BV. Rodamco BV owns 99% of the issued and outstanding common stock of Hexalon and therefore controls Hexalon. Hexalon is the sole general partner of Head Acquisition LP and therefore controls Head Acquisition LP. Head Acquisition LP owns all of the outstanding capital stock of Head Acquisition Corp and therefore controls Head Acquisition Corp.

    Unless otherwise indicated below, the business address of each person listed below is:

    c/o Hexalon Real Estate, Inc.
    975 East Paces Ferry Road
    Suite 2275
    Atlanta, Georgia 30326.

    The sole director of Rodamco BV is Rodamco NV. Rodamco BV has no registered officers. The following table sets forth the name and the principal occupation or employment of each director and executive officer of Rodamco NV, Hexalon and Head Acquisition Corp, as applicable:

NAME                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                   ------------------------------------------
Piet A. W. Roef (A)(E)..........       Director of Rodamco NV, Haslemere N.V., Gamma Holding
                                       N.V., Hagemeyer N.V., Koninklijke Numico N.V. and VNU
                                       N.V.

D.J. Andre H. de Bock (A)(F)....       Director of Rodamco NV, OTIS Liften and Orange Global
                                       Property Fund N.V. and advisor to Jones Lang Wootten
                                       B.V.

K. Terry Dornbush (A)(G)........       Director of Rodamco NV, Rodamco Continental Europe N.V.,
                                       professor at Nijenrode University and managing director
                                       of Nalim Holding B.V.

Andrew H. Land (A)(H)...........       Director of Rodamco NV, Nedlloyd N.V., Friesland Coberco
                                       Dairy Foods N.V. and Aalberts Industries N.V.

Cornelius J. van Rees (A)(I)....       Director of Rodamco NV and managing director of Shell
                                       Pensionfonds Beheer B.V.

Gerald E. Egan (B)(C)...........       Managing Director and Chief Executive Officer of
                                       Rodamco NV; Chief Executive Officer of each of Hexalon
                                       and Head Acquisition Corp

Lee M. Letchford (B)(C).........       Managing Director and Chief Operating Officer of
                                       Rodamco NV; President of each of Hexalon and Head
                                       Acquisition Corp

Daniel S. Weaver (B)(C)(D)......       Managing Director and Chief Financial Officer of
                                       Rodamco NV; Vice President of Hexalon; Secretary,
                                       Treasurer and Vice President of Head Acquisition Corp

Timothy Kostner (B)(C)(J).......       Managing Director of Rodamco NV; Vice President of each
                                       of Hexalon and Head Acquisition Corp

Frans A. Bakker.................       Vice President of Hexalon

Sharon E. Blair.................       Vice President of Hexalon

Thomas F. Heyse.................       Vice President of Hexalon

--------------------------

(A) Member of the Supervisory Board of Directors of Rodamco NV

(B) Member of the Management Board of Directors of Rodamco NV

(C) Director of Hexalon

(D) Director of Head Acquisition Corp

(E) Address: Villapark 8, 5667 HV Geldrop, The Netherlands

(F) Address: Beijsterveld 107, 1083 KB Amsterdam, The Netherlands

(G) Address: Keizersgracht 411, 1016 EL Amsterdam, The Netherlands

(H) Address: c/o World Trade Center AA, Schiphol Boulevard 141, 1118 BG, Amsterdam Airport, The Netherlands

(I) c/o Shell Pensionfonds Beheer B.V., Braillelaan 9, 2289 CL Rijswijk, The Netherlands

(J) c/o Rodamco North America N.V., Coolsingel 120, Postbus 973 NL - 3000, Rotterdam, The Netherlands

    All of the executive officers and directors of Rodamco NV, Rodamco BV, Hexalon and Head Acquisition Corp, as applicable, are citizens of, or organized in, as applicable, the United States of America except for Messrs. Roef (Dutch citizen), de Bock (Dutch citizen), Land (Canadian citizen), van Rees (Dutch citizen), and Rodamco NV (organized in the Netherlands).

    During the last five years, none of the Reporting Persons, nor any of the executive officers or directors of Rodamco NV, Rodamco BV, Hexalon and Head Acquisition Corp (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Beneficial ownership of the 15,882,865 Public Common Shares was acquired pursuant to (i) the terms of that certain Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement") by and among Rodamco NV, Hexalon, Head Acquisition LP, Head Acquisition Corp, the Issuer and the Urban OP and
(ii) the terms of that certain Voting Agreement (the "Voting Agreement"), dated as of September 25, 2000, by and among Rodamco NV, Hexalon, Head
Acquisition LP, Head Acquisition Corp and the Holders identified therein. The Voting Agreement and the Merger Agreement are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference. No funds were expended to acquire beneficial ownership of such shares.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Reporting Persons and the Holders entered into the Voting Agreement in connection with a two-step tender offer/merger transaction involving Head Acquisition LP, Head Acquisition Corp and the Issuer. Pursuant to the terms of the Merger Agreement Hexalon has caused Head Acquisition LP to make a tender offer to purchase all of the issued and outstanding (i) Public Common Shares, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated May 5, 1999 between the Issuer and First Chicago Trust Company of New York, as Rights Agent, as amended, (ii) Unit Voting Shares (together with the Public Common Shares, the "Common Shares"), including the associated Rights, (iii) shares of Series A cumulative convertible redeemable preferred stock, par value $.01 per share (the "Series A Preferred Shares"), and (iv) shares of Series B cumulative convertible redeemable preferred stock, par value $.01 per share (the "Series B Preferred Shares" and, together with the Series A Preferred Shares, the "Preferred Shares"; the Preferred Shares and the Common Shares, together, the "Shares") of the Issuer (other than those Shares then owned by Rodamco NV and its affiliates) at a purchase price of $48.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon (such amount, or any greater amount per share paid pursuant to the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in Head Acquisition LP's Offer to Purchase dated October 2, 2000 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together, constitute the "Offer"). Unless the context otherwise requires, all references to the Common Shares shall include the associated Rights.

    Pursuant to the Merger Agreement, if the Reporting Persons shall have the right to acquire, in the aggregate, Common Shares entitled to cast at least 90% of the votes entitled to be cast on the Merger (as defined below), pursuant to the Offer or otherwise (including pursuant to the Common Share Option (as defined below)), Head Acquisition LP shall assign the rights to acquire such shares pursuant to the Offer to Head Acquisition Corp, and Head Acquisition Corp shall acquire the Common Shares tendered pursuant to the Offer.

    Promptly upon the purchase of Shares by either Head Acquisition LP or Head Acquisition Corp (and in either case if necessary in order to preserve the status of the Issuer as a real estate investment trust (a "REIT") for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), with up to one hundred five Shares being purchased by up to one hundred five other persons designated by Head Acquisition LP) pursuant to the Offer, either Head Acquisition LP or Head Acquisition Corp (in either case, the "Head Purchaser") will be entitled to designate such number of directors on the Board of Directors of the Issuer as will give the Head Purchaser, subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), representation on the Board of Directors of the Issuer in the same proportion as the number of Common Shares accepted for payment and paid for by the Head Purchaser pursuant to the Offer bears to the total number of diluted Common Shares deemed outstanding for financial reporting purposes. Hexalon has agreed that at all times prior to the later of the date the articles of merger or the certificate of merger with respect to the Merger have been accepted for filing by the Maryland State Department of Assessments and Taxation or the Delaware Secretary of State's Office (the "Effective Time"), each of the members of the committee of the Urban Board of Directors comprised solely of disinterested directors (the "Urban Special Committee") are entitled to remain as members of the Urban Special Committee and the Urban Board of Directors. At such time, the Issuer will also cause, if requested by the Head Purchaser, (i) each committee of the Board of Directors of the Issuer other than the Urban Special Committee,
(ii) the board of directors of each subsidiary of the Issuer and (iii) each committee of each such subsidiary board, to include designees of the Head Purchaser constituting up to the same percentage of each such committee or board as the Head Purchaser's designees constitute on the Issuer's Board of Directors.

    Pursuant to the Merger Agreement, as soon as practicable after termination of the Offer, the following transactions will occur. If Head Acquisition LP acquires Common Shares tendered pursuant to the Offer, the Issuer shall merge (the "Partnership Merger") with and into Head Acquisition LP with Head Acquisition LP surviving (the "Surviving Entity"), pursuant to which each issued and outstanding Share shall be converted in to the right to receive the applicable Per Share Amount upon the terms and conditions provided in the Merger Agreement. If Head Acquisition Corp acquires the Common Shares tendered pursuant to the Offer, Head Acquisition Corp shall merge (the "Corporate Merger") with and into the Issuer with the Issuer surviving, pursuant to which each outstanding Share shall be converted into the right to receive the applicable Per Share Amount upon the terms and subject to the conditions provided in the Merger Agreement. It is further proposed that following the Corporate Merger, the Issuer shall be immediately merged with and into Head Acquisition LP with Head Acquisition LP surviving (the "Alternative Partnership Merger") (either
(a) the Partnership Merger or (b) the Corporate Merger and the Alternative Partnership Merger, collectively, the "Merger"). The Merger Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

    Pursuant to the Merger Agreement, Common Shares issued and outstanding immediately prior to the Effective Time, except for Common Shares owned by Rodamco NV or any of its affiliates, shall be converted into the right to receive the Offer Price and each Preferred Share issued and outstanding immediately prior to the Effective Time, except for Preferred Shares owned by Rodamco NV or any of its affiliates, shall be converted into the right to receive the Offer Price.

    Further, as a result of the Merger, (i) the organizational documents of Head Acquisition LP shall be the organizational documents of the Surviving Entity,
(ii) the officers of Hexalon and Head Acquisition LP shall continue as the officers of the Surviving Entity, (iii) all outstanding options for Common Shares shall be cancelled and of no further force and effect and the holder thereof will be paid an amount equal to the Offer Price less the exercise price of such option, (iv) the Public Common Shares would cease to be authorized to be quoted on any national securities exchange, and (v) the Public Common Shares would be removed from registration under the Exchange Act.

    In order to increase the likelihood that Head Acquisition LP and Head Acquisition Corp will acquire the minimum number of Common Shares required to approve the Merger without a stockholders' meeting of the Issuer, the Issuer has granted Hexalon an irrevocable option (the "Common Share Option") pursuant to the Merger Agreement to purchase for a price of $48.00 per share (the "Per Common Share Option Price") in cash a number of Public Common Shares (the "Optioned Common Shares") equal to the Applicable Common Share Amount (as defined below). The "Applicable Common Share Amount" is the number of Public Common Shares which, when added to the number of Public Common Shares owned by the Reporting Persons, in the aggregate, immediately prior to the exercise of the Common Share Option, would result in the Reporting Persons in the aggregate, owning immediately after the exercise of the Common Share Option no more than 90% of the then outstanding Common Shares; PROVIDED, HOWEVER, that in no event shall the Applicable Common Share Amount exceed 3,520,642 Public Common Shares. Hexalon, Head Acquisition LP or Head Acquisition Corp, as the case may be, may exercise the Common Share Option only if at the time of exercise, it (i) shall have accepted for payment and paid for all Common Shares tendered and not withdrawn pursuant to the Offer, (ii) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Common Shares entitled to cast at least 66 2/3% of the votes entitled to be cast on the Merger (the "Minimum Condition") and (iii) after giving effect to such exercise, the Reporting Persons would own 90% of the then outstanding Common Shares. The Common Share Option expires, if not exercised prior to the earlier of the Effective Time and 12:00 midnight, Chicago time, five business days after expiration of the Offer.

    The Merger is subject to various conditions, including:

    (a) if required by Maryland law, the Merger Agreement and the Merger shall have been approved by the Issuer's stockholders in accordance with Maryland law;

    (b) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect (which order or other action the parties to the Merger Agreement shall use their commercially reasonable efforts to vacate or lift) and prohibits or precludes the consummation of the Merger under applicable law; and

    (c) Head Acquisition LP or Head Acquisition Corp shall have accepted for payment and paid for, pursuant to the terms and conditions of the Offer, all Shares of duly tendered pursuant to the Offer and not withdrawn; PROVIDED, HOWEVER, that neither Head Acquisition LP nor Head Acquisition Corp shall be entitled to rely on this condition if either of them shall have failed to accept for payment and pay for Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

    The conditions to the Offer are set forth in Annex I to the Merger
Agreement.

    The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") have provided Hexalon with a commitment letter (the "Commitment Letter"), subject to certain terms and conditions of which Chase has agreed to provide financing for a portion of the consideration required for the consummation of the transactions contemplated by the Merger Agreement, including the Offer. Subject to the terms and conditions set forth in the Commitment Letter, Chase, CSI and Hexalon currently anticipate that a syndicate of institutions led by Chase will provide debt financing in an amount estimated to be $1,250,000,000 in order to consummate the Offer (the "Offer Financing") and $1,660,000,000 in order to finance the Merger and the transactions contemplated in connection therewith, including, without limitation, the payment of a distribution to certain unitholders of the Urban OP on the closing of the Merger and the repayment of the Offer Financing (the "Merger Financing" and, together with the Offer Financing, the "Financings"). Chase and Hexalon are currently negotiating the terms of the definitive financing agreements and such agreements are not expected to be completed until shortly prior to the consummation of the Offer.

    The funds borrowed pursuant to the Commitment Letter are to be guaranteed by the U.S. subsidiaries of Rodamco NV (with certain agreed upon exceptions) and are to be secured by a perfected first priority security interest in all equity interests held by the relevant borrower and the guarantors (with certain exceptions to be agreed upon, including, without limitation, entities that are prohibited from being pledged as collateral without the consent of a joint venture partner or lender).

    The Commitment Letter provides that the Offer Financing will have a maturity date of the earlier of (i) six months from the consummation of the Offer and
(ii) the consummation of the Merger. The Merger Financing will have a maturity date of three years from the initial funding, with a single one year extension at the option of the borrower for the revolving facility thereunder subject to satisfaction of certain conditions, including the borrower paying an extension fee at the time of the extension in the amount of 0.25% of the aggregate commitments under revolving facility at the time of the extension.

    The Commitment Letter provides for an interest rate on the Offer Financing equal to the one, two, three or six-month LIBOR rate plus 175 basis points on the alternate base rate (defined as the highest of (i) Chase's prime rate, (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 100 basis points and (iii) the federal funds effective rate from time to time plus 50 basis points) plus 50 basis points. The Commitment Letter provides for an interest rate on the Merger Financing equal to the one, two, three or six-month LIBOR rate plus 150 basis points on the alternate base rate plus 25 basis points, subject in each case to reduction based on a ratings based pricing grid beginning on the first anniversary of the consummation of the Merger. The Merger Financing has been rated Baa3 by Moody's Investors Service, Inc., BBB- by Standard & Poor's and BBB- by Fitch, Inc. Interest payments will be due quarterly in arrears or on the last day of each relevant interest period, as the case may be, calculated on an actual/360 day (or 365/366 day, in the case of alternate base rate loans based upon the prime rate) basis.

    The financing may be prepaid in whole or in part at any time during the term of the loans, subject, in the case of the Merger Financing, to mandatory prepayment by the relevant borrower with net cash proceeds received from the sale or issuance of equity, the incurrence of indebtedness or the sale of assets (subject to certain exceptions).

    The Reporting Persons anticipate that any indebtedness incurred through borrowings under the Financings will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by Hexalon and its affiliates (including, following the Merger, funds generated by Urban), asset sales and sales of equity or debt securities of the relevant borrower or its affiliates in private or public offerings. No decision has been made concerning the method to be employed to repay such indebtedness. Such decision will be made based on review by the applicable borrower from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as the relevant borrower may deem appropriate.

    The Commitment Letter provides for certain customary affirmative covenants, negative covenants and events of default applicable to the relevant borrower and the guarantors, including without limitation, limitations on indebtedness, liens, transfers and asset sales, joint ventures, construction, land and non-regional mall assets, changes in control of the relevant borrower and the guarantors, and certain financial covenants.

    The Commitment Letter requires that the proceeds be used to finance the cash consideration to be paid in the Offer and the Merger, to refinance certain indebtedness of the Urban OP and Rodamco NV and to fund certain fees and expenses associated with the Offer and the Merger.

    The financing commitment provided for in the Commitment Letter is subject to a number of conditions, including, among other customary conditions, (i) that there has not occurred any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of Rodamco NV and its subsidiaries, taken as a whole, or of Urban and its subsidiaries, taken as a whole, (ii) that there has been no material disruption of or material adverse change in financial, banking or capital market conditions that, in the judgment of Chase, could materially impair the syndication of the proposed Financings and (iii) the consummation of the Offer by no later than

January 25, 2001 and the occurrence of the Merger by no later the earlier of March 31, 2000 and 90 days following the consummation of the Offer thereafter and the receipt of certain legal opinions and other customary legal documentation.

    The Commitment Letter is attached hereto as Exhibit 3 and is incorporated herein by reference.

    The description contained herein of the Merger Agreement and the Commitment Letter is qualified in its entirety by reference to the complete text thereof.

    The information set forth in Item 6 of this Schedule 13D with respect to the Voting Agreement is hereby incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Except as set forth below, none of the Reporting Persons and none of the directors and executive officers of any of Rodamco NV, Rodamco BV, Hexalon, or Head Acquisition Corp directly owns any Public Common Shares. Hexalon directly beneficially owns up to an aggregate of 3,520,642 Public Common Shares by virtue of its holding the Common Share Option. By virtue of the terms of the Voting Agreement which requires the Holders to (i) not contract to sell, sell or otherwise transfer or dispose of any of their Shares or Units, or any interest therein, or any securities convertible into, or any voting rights with respect to, any of the Shares or Units, (ii) cooperate fully with Hexalon in connection with the Merger, (iii) exchange certain Units in connection with the Merger and
(iv) tender and/or vote the Public Common Shares in a certain manner, each of Rodamco NV, Hexalon, Head Acquisition LP and Hexalon Acquisition Corp may be deemed to beneficially own all of the Public Common Shares owned, either directly or beneficially, by the Holders. By virtue of Rodamco NV's ability to control Rodamco BV and therefore control the vote and disposition of any securities held, beneficially or otherwise, by Rodamco BV, Rodamco NV may be deemed to beneficially own all of the Public Common Shares owned beneficially by Rodamco BV. By virtue of Rodamco BV's ability to control Hexalon and therefore control the vote and disposition of any securities held, beneficially or otherwise, by Hexalon, Rodamco BV may be deemed to beneficially own all of the Public Common Shares owned beneficially by Hexalon. Therefore, each of the Reporting Persons may be deemed to beneficially own 15,882,865 Public Common Shares (or 47.2% of the total Public Common Shares issued and outstanding as of the date hereof (after giving effect to the exercise, conversion and exchange assumptions described in Item 1 above)) which consists of (i) 1,815,646 Public Common Shares owned by the Holders, (ii) 406,162 Unit Voting Shares held by the Holders, (iii) the Public Common Shares underlying the 8,772,233 Common Units owned by the Holders, which Common Units are exchangeable on a one-for-one basis for Public Common Shares or, at the Issuer's option, cash equivalent to the fair market value thereof, (iv) the Public Common Shares underlying the 1,018,182 Preferred Units owned by the Holders, which Preferred Units are convertible on a one-for-one basis for Common Units, which are then convertible as set forth in clause (ii) above, (v) the Public Common Shares underlying the 350,000 options held by the Holders which are exercisable for Public Common Shares within the next 60 days and (vi) 3,520,642 Public Common Shares that may be issued pursuant to the exercise of the Common Share Option which is exercisable for Public Common Shares within the next 60 days.

    (b) Because of their ability to require the Holders to (i) not contract to sell, sell or otherwise transfer or dispose of any of their Shares or Units, or any interest therein, or any securities convertible into, or any voting rights with respect to, any of the Shares or Units, (ii) require the Holders to cooperate fully with them in connection to the Merger, (iii) exchange certain Units and (iv) tender and/or vote the Public Common Shares in a certain manner, each of Rodamco NV, Hexalon, Head Acquisition LP and Head Acquisition Corp may be deemed to have shared voting power and shared dispositive power over 12,362,223 Public Common Shares. Because of its ability to control Hexalon, Rodamco BV may be deemed to have shared voting power over 12,362,223 Public Common Shares. Each of the Reporting Persons has shared voting power and shared dispositive power over 3,520,642 Public Common Shares by virtue of Hexalon's holding the Common Share Option.

    (c) None of the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of Rodamco NV, Rodamco BV, Hexalon or Head Acquisition Corp, has effected any transaction in the securities of the Issuer during the past 60 days except as described in Item 6 below in connection with the Voting Agreement.

    (d) Not applicable.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Voting Agreement, each Holder agrees that it will not contract to sell, sell or otherwise transfer or dispose of any of the Shares or Units, or any interest therein, or securities convertible into, or any voting rights with respect to, any of the Shares or Units, other than (a) as expressly contemplated by the Voting Agreement and the Merger Agreement or (b) a transfer to a party who executes a counterpart of the Voting Agreement, in form and substance reasonably satisfactory to Hexalon, agreeing to be bound by the terms and provisions of the Voting Agreement. Without limiting the foregoing, each Holder agrees that it will not grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to any Shares or Units or deposit any Shares or Units into a voting trust. Also pursuant to the Voting Agreement, each Holder has agreed to (a) tender all of its Shares pursuant to the Offer or (b) to the extent not so tendered, vote, or cause to be voted, all of the Shares or Units, as applicable, beneficially owned by it, or with respect to which it has the right to vote, at any meeting of stockholders of the Issuer or partners of the Urban OP or pursuant to any action by written consent:

    (i) in favor of the amendment and restatement of the Urban OP's partnership agreement as contemplated by the Merger Agreement (the "Amendment") and any actions required in furtherance thereof;

    (ii) against any action or agreement that (Y) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of the Issuer, under the Merger Agreement or any related agreement or (Z) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Offer, the Merger, the Amendment or the other transactions contemplated by the Merger Agreement; and

    (iii) against any Competing Transaction (as defined in the Merger
Agreement).

    Also pursuant to the Voting Agreement, each Holder has agreed to cooperate fully with Hexalon in connection with the Merger Agreement and the transactions contemplated thereby, agreed that it will not, and it shall not permit or authorize any of its directors, managers, members, trustees, stockholders, officers, employees, affiliates, agents or advisors to, initiate, solicit or encourage any discussions, inquiries or proposals with any third party that constitute or may reasonably be expected to lead to a Competing Transaction or provide any such person with information or assistance or discuss or negotiate with any such person with respect to a possible Competing Transaction.

    The Voting Agreement terminates automatically without any further action by any of the parties immediately upon the earlier of (a) the day following the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. The Voting Agreement may also be terminated, as to any of the Holders, by the mutual agreement of Hexalon and such Holders; provided that the termination as to such Holder will not affect the obligations of any of the other Holders under the Voting Agreement. No termination of the Voting Agreement will relieve any party from liability for any material breach of its obligations under the Voting Agreement committed prior to such termination.

    In addition, the Amendment contemplates a loan to the Urban OP to be used to make certain distributions to certain unitholders of the Urban OP. Pursuant to the Voting Agreement, if the lender under such loan does not provide sufficient funds to make such required distribution, Head Acquisition LP has agreed to, and Rodamco NV and Hexalon have agreed to cause Head Acquisition LP to, obtain alternative financing with the same structural features as are provided in the loan discussed above. The obligations of the Holders under the Voting Agreement are conditioned upon, among other things, compliance by Head Acquisition LP, Rodamco NV and Hexalon with the obligation set forth above.

    The discussion of the Merger Agreement and the Commitment Letter set forth in Item 4 above is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
Exhibit 1                   Voting Agreement, dated as of September 25, 2000, by and
                            among Rodamco North America N.V., Hexalon Real
                            Estate, Inc., Head Acquisition, L.P., Head Acquisition
                            Corp., Urban Shopping Centers, Inc. and the Holders (as
                            defined therein) (incorporated by reference to Exhibit
                            (d)(3) of the Schedule TO of Rodamco North America N.V.,
                            Rodamco North America B.V., Hexalon Real Estate, Inc., Head
                            Acquisition L.P. and Head Acquisition Corp. filed with the
                            Securities and Exchange Commission on October 2, 2000).

Exhibit 2                   Agreement and Plan of Merger, dated as of September 25,
                            2000, by and among Rodamco North America N.V., Hexalon Real
                            Estate, Inc., Head Acquisition, L.P., Head Acquisition
                            Corp., Urban Shopping Centers, Inc. and Urban Shopping
                            Centers, L.P. (incorporated by reference to Exhibit (d)(2)
                            of the Schedule TO of Rodamco North America N.V., Rodamco
                            North America B.V., Hexalon Real Estate, Inc., Head
                            Acquisition, L.P. and Head Acquisition Corp. filed with the
                            Securities and Exchange Commission on October 2, 2000).

Exhibit 3                   Commitment Letter, dated September 25, 2000, among Hexalon
                            Real Estate, Inc., The Chase Manhattan Bank and Chase
                            Securities Inc. (incorporated by reference to Exhibit (b)(1)
                            of the Schedule TO of Rodamco North America N.V., Rodamco
                            North America B.V., Hexalon Real Estate, Inc., Head
                            Acquisition, L.P. and Head Acquisition Corp. filed with the
                            Securities and Exchange Commission on October 2, 2000.)

Exhibit 4                   Joint Filing Statement, dated October 2, 2000, by each of
                            Rodamco North America N.V., Rodamco North America B.V.,
                            Hexalon Real Estate, Inc., Head Acquisition, L.P. and Head
                            Acquisition Corp.

                            Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting
                            Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other
                            than the Reporting Persons are made on information and
                            belief after making appropriate inquiry. Pursuant to
                            Rule 13d-4 under the Exchange Act of 1934, as amended (the
                            "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an
                            admission that such Reporting Person is, for the purposes of
                            Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       RODAMCO NORTH AMERICA N.V.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Managing Director and
                                                                Chief Financial Officer

                                                       Dated:   October 2, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       RODAMCO NORTH AMERICA B.V.

                                                       By:  RODAMCO NORTH AMERICA N.V.,
                                                           its sole director

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Managing Director and Chief Financial
                                                                Officer

                                                       Dated:   October 2, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       HEXALON REAL ESTATE, INC.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Vice President

                                                       Dated:   October 2, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       HEAD ACQUISITION, L.P.

                                                       By:  HEXALON REAL ESTATE, INC.,
                                                           its general partner

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                       Title:   Vice President

                                                       Dated:   October 2, 2000

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                                       HEAD ACQUISITION CORP.

                                                       By:  /s/ DANIEL S. WEAVER
                                                       Name:    Daniel S. Weaver
                                                                Secretary, Treasurer and Vice
                                                       Title:   President

                                                       Dated:   October 2, 2000